Exhibit 99.1

TABLE OF CONTENTS

Introduction	1

Caution Regarding Forward-Looking Information	2-3

Risks and Uncertainties	4

Significant Accounting Policies and Other Explanatory Information	4

Business Overview and Key Drivers	4-5

Second Quarter 2026 Financial Highlights and Market Conditions and Industry Trends	6

Summary of Quarterly Information	7-9

Presentation of Financial Information and Non-GAAP Measures	10-11

Summary Results from Operations	12-13

Discussion of Results from Operations	14-18

Outstanding Share Data	18

Business Segment Information	19-23

Financial Instruments	23

Liquidity and Capital Resources	24-26

Critical Accounting Policies and Estimates	27

Accounting Policy Development	27

Disclosure Controls and Procedures and Internal Control Over Financial Reporting	27

Recent Developments	28-32

Supplemental Disclosures	33-35

Legal Proceedings	35

Corporate Information	35

Additional Information	35

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

August 6, 2026

This Management’s Discussion and Analysis (the “MD&A”) provides a discussion of the operations and financial condition of The Real Brokerage Inc. (“Real” or the “Company”) for the period ended June 30, 2026, and 2025. This report should be read in conjunction with the interim condensed consolidated financial statements and related notes for the period ended June 30, 2026 and 2025 (the “Financial Statements”). Unless the context indicates otherwise, references to “Real”, “the Company”, “we”, “us” and “our” in this MD&A refer to The Real Brokerage Inc. and its subsidiaries.

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in conformity with U.S. Generally Accepted Accounting Principles (“U.S. GAAP” or “GAAP”). All dollar amounts are presented in U.S. dollars unless otherwise stated.

The purpose of this MD&A is to provide investors with a clear understanding of the Company’s performance, including its strategic initiatives, operational trends, and financial results. It also discusses key developments that may impact future performance and outlines the risks and opportunities that Real faces in the evolving real estate technology landscape.

This document includes forward-looking statements that reflect the Company’s expectations, projections, and future plans. These statements are subject to risks and uncertainties, which may cause actual results to differ materially. Readers are encouraged to review the “Caution Regarding Forward-Looking Information” section for further details on these risks.

As a growing real estate technology company, Real is focused on expanding its agent network, enhancing its proprietary technology platform, and diversifying its revenue streams through ancillary services. The following sections provide a discussion of our recent developments, operational highlights, financial performance, and future expectations.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	1

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Some of the statements in this MD&A are forward-looking statements. These statements may constitute “forward-looking information” and “forward-looking statements” under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). These forward-looking statements typically include the words “anticipate,” “believe,” “consider,” “estimate,” “expect,” “forecast,” “intend,” “objective,” “plan,” “predict,” “projection,” “seek,” “strategy,” “target,” “outlook,” “will,” “should,” “could” or other words of similar meaning, as well as statements written in the future tense. Forward-looking statements contained herein may include opinions or beliefs regarding market conditions and similar matters. In many instances, those opinions and beliefs are based upon general observations by members of our management, anecdotal evidence and our experience in the conduct of our businesses, without specific investigations or analyses. Therefore, while they reflect our view of the industries and markets in which we are involved, they should not be viewed as reflecting verifiable views or views that are necessarily shared by all who are involved in those industries or markets. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Without limitation, this MD&A may contain forward-looking statements pertaining to the following:

●	the Company’s capital and organizational structure;
●	the Company’s expected working capital;
●	the Company’s business plans and strategies including targets for future growth;
●	the development of the Company’s business, including expectations regarding the growth of its ancillary services, One Real Title, One Real Mortgage and Real Wallet;
●	expectations regarding the real estate industry;
●	expectations regarding the development, launch and adoption of new technologies, including Real Wallet, Leo CoPilot, HeyLeo and their expected features;
●	expectations with respect to future opportunities;
●	capital expenditure programs and future capital requirements;
●	demand for the Company’s services;
●	the Company’s plans and funding for planned development activities and the expected results of such activities;
●	the Company’s treatment under governmental and international regulatory regimes;
●	the Company’s access to capital and overall strategy and development plans for all of the Company’s assets; and
●	litigation and antitrust matters that may impact the Company.

The forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from what is anticipated by our forward-looking statements. The most important factors that could cause actual results to differ materially from those anticipated by our forward-looking statements include, but are not limited to:

●	the impact of macroeconomic conditions on the strength of the residential real estate market;
●	an extended slowdown in some or all of the real estate markets in which we operate;
●	the future operational and financial activities of the Company generally;
●	fluctuations in foreign currency exchange rates, interest rates, business prospects and opportunities;
●	the impact of inflation or a higher interest rate environment;
●	reduced availability or increased cost of mortgage financing for homebuyers;
●	increased interest rates or increased competition in the mortgage industry;
●	our inability to successfully execute our strategies, including our strategy regarding Real Wallet, HeyLeo, Leo CoPilot and our strategy to grow our ancillary mortgage broker, title services, and wallet operations;
●	our inability to offer HeyLeo with all expected features or at all;
●	our inability to consummate the proposed transaction with REMAX on the expected timeline or at all;
●	risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters, and the risk that the proposed transaction could have an adverse effect on our ability to retain agents;
●	the possibility that we will incur nonrecurring costs that affect earnings in one or more reporting periods;
●	the impact of the industry antitrust litigation on the industry generally and specifically to us with respect to any lawsuit in which we were named, as well as potential future lawsuits in which we are named;
●	a reduction in customary commission rates and reduction in the Company’s gross commission income collection;
●	new laws or regulatory changes, or unfavorable interpretations of existing laws by regulators, that adversely affect the profitability of our businesses;
●	risks related to information technology failures or data security breaches;
●	the effect of cybersecurity incidents and threats;
●	our ability to attract and retain highly qualified employees;

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	2

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

●	our inability to retain agents, or maintain our agent growth rate;
●	the regulatory framework governing intellectual property in the jurisdictions in which the Company conducts its business and any other jurisdictions in which the Company may conduct its business in the future;
●	the Company’s potential inability to comply with the regulatory bodies governing its activities;
●	the impact of competition on the Company;
●	our ability to obtain or maintain adequate insurance coverage;
●	the effects of weather conditions and natural disasters on our business and financial results;
●	our ability to maintain our company culture;
●	the effects of public health issues such as a major epidemic or pandemic that could have a negative impact on the economy and on our businesses;
●	the effects of negative publicity;
●	our ability to maintain cash balances and generate cash sufficient to satisfy our operating requirements;
●	our ability to successfully estimate the impact of certain accounting and tax matters, including related to transfer pricing;
●	changes in law that have a negative impact on our business; and
●	the impact of regulatory and litigation matters.

The foregoing list of assumptions is not exhaustive. Actual results could differ materially from those anticipated in forward-looking statements as a result of various events and circumstances, including, among other things, the risk factors identified under the heading “Risks and Uncertainties”.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results, performance or achievement may vary materially from those expressed or implied by the forward-looking information contained in this MD&A. These factors should be carefully considered and readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this MD&A. All subsequent forward-looking information of the Company herein is expressly qualified in its entirety by the cautionary statements contained in or referred to herein. The Company does not undertake any obligation to release publicly any revisions to this forward-looking information to reflect events or circumstances that occur after the date of this MD&A or to reflect the occurrence of unanticipated events, except as may be required under applicable Canadian and United States securities laws.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	3

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

RISKS AND UNCERTAINTIES

There are a number of risk factors that could cause future results to differ materially from those described herein. Please refer to the risks in Section 5.2 under the caption “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2025, available on SEDAR+ under the Company’s profile at www.sedarplus.com and EDGAR under the Company’s profile at www.sec.gov, for a list of risks that could materially adversely affect our business, financial condition or results of operations.

SIGNIFICANT ACCOUNTING POLICIES AND OTHER EXPLANATORY INFORMATION

The preparation of the Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Financial Statements. Actual results may differ from estimates under different assumptions and conditions.

Significant judgments include measurements of goodwill, income taxes and litigation costs. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in the Financial Statements.

MARKET CONDITIONS AND INDUSTRY TRENDS

For a description of market conditions and industry trends please refer to section 5.1 in the Company’s Annual Information Form for the fiscal year ended December 31, 2025, available on SEDAR+ under the Company’s profile at www.sedarplus.com and EDGAR under the Company’s profile at www.sec.gov.

BUSINESS OVERVIEW AND KEY DRIVERS

Real is a real estate technology company that operates a licensed residential real estate brokerage across all 50 U.S. states, the District of Columbia, and six Canadian provinces. The Company generates the majority of its revenue from commissions earned on residential real estate transactions completed by agents affiliated with its platform. In addition, the Company operates ancillary businesses, including mortgage brokerage, title and escrow services, and financial technology and lending products.

Brokerage

Real operates a fully digital brokerage model and generally does not rely on a traditional network of physical branch offices, except where required by applicable local laws. Brokerage operations are supported by proprietary technology designed to centralize core brokerage functions and support geographically distributed agents while maintaining a scalable and comparatively low fixed-cost structure.

The Company’s brokerage platform incorporates the following core elements:

●	a commission-based compensation model that includes revenue share arrangements and equity-based incentive programs intended to support agent recruitment and retention;
●	proprietary technology tools, including the reZEN platform and AI-enabled agent support tools such as Leo CoPilot, designed to support transaction management, compliance oversight, and agent productivity;
●	an operating model that provides agents with flexibility to operate independently or as part of teams without reliance on a traditional physical office network; and
●	platform features and community tools intended to facilitate collaboration, information sharing, and interaction among agents operating across multiple jurisdictions

Title and Escrow Services

The Company provides title and escrow services through One Real Title, which operates through wholly owned subsidiaries of Real and through joint ventures in which Real is the managing member and majority owner. As of the date of the MD&A, One Real Title offers title and/or escrow services in 20 states including: Arizona, California, Colorado, Florida, Georgia, Illinois, Maryland, Michigan, Minnesota, Missouri, Nevada, New Jersey, North Carolina, North Dakota, Pennsylvania, South Carolina, Tennessee, Texas, Virginia and Wisconsin.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	4

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

One Real Title’s operations are subject to applicable state licensing, regulatory, and compliance requirements governing title insurance and escrow services in the jurisdictions in which it operates.

Mortgage Brokerage Services

The Company provides mortgage brokerage services through One Real Mortgage. As of the date of the MD&A, One Real Mortgage operates as a licensed mortgage broker in Washington D.C. and 30 states including: Alabama, Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Illinois, Louisiana, Iowa, Kansas, Maryland, Michigan, Minnesota, Mississippi, New Jersey, North Carolina, Ohio, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia, Washington, West Virginia and Wisconsin. These services are not currently offered in Canada.

One Real Mortgage offers mortgage brokerage services in connection with residential real estate transactions and is subject to applicable federal, state, and local licensing, regulatory, and compliance requirements governing mortgage brokerage activities.

Financial Technology Products - Real Wallet

The Company has developed financial technology products under the Real Wallet brand, which provide affiliated agents with access to Company-branded financial tools and services. Real Wallet is intended to centralize access to certain financial products used by agents in connection with their real estate businesses.

Real Wallet offerings include, among other products:

Business checking accounts for eligible U.S. agents provided through Thread Bank, Member FDIC, including Real-branded debit cards;

Rewards programs, including Real Wallet Rewards, under which agents may earn points based on account balances and transaction activity that may be applied to reduce brokerage fees, subject to program terms and conditions.

Real Wallet Capital (“Capital”), an embedded business lending solution designed to provide agents with access to working capital. Real Wallet Capital is integrated into Real’s proprietary technology platform and uses underwriting criteria that may include pending real estate transaction data and earnings information with Real. Loans are made from Real’s balance sheet. As of the date of the MD&A, Capital is available in 36 states and Washington D.C.

Regulatory Considerations

Real is a real estate technology company and is not a bank. Banking services are provided by Thread Bank, Member FDIC (“Bank Partner”). FDIC deposit insurance covers the failure of an insured bank. Certain conditions must be satisfied for pass-through deposit insurance coverage to apply. The Real Wallet Visa debit card is issued by our Bank Partner pursuant to a license from Visa U.S.A. Inc and may be used anywhere Visa cards are accepted. All accounts are subject to approval.

Artificial Intelligence Tools - Leo CoPilot and HeyLeo

The Company has developed AI enabled tools that are integrated within reZEN, including Leo CoPilot, an AI-powered assistant that is integrated with reZEN, available to agents and brokers. Leo CoPilot provides access to transaction data, operational information and workflow support to assist agents and brokerage personnel in managing transactions and day-to-day activities.

Real has also developed consumer-facing technology products intended to support the residential real estate transaction process under the guidance of affiliated agents. The Company’s consumer-facing platform, HeyLeo, is designed as an extension of its agent-facing technology.

HeyLeo enables consumers to ask questions using their voice or natural text and uses contextual intelligence to aggregate information a buyer shares to curate recommendations. HeyLeo draws on enriched listing data, including from MLS feeds across key U.S. markets, to inform property recommendations and is intended to facilitate consumer engagement by enabling access to property information, communication tools, and brokerage and ancillary services. The platform incorporates internally developed technology as well as consumer-facing technology assets acquired through the acquisition of Flyhomes’ consumer search portal in July 2025.

HeyLeo beta launched in the fourth quarter of 2025. In the third quarter of 2026, HeyLeo beta launched additional features, including related to client relationship management.

For additional information about our business, products and services, and operating model, see “Description of the Business” in our Annual Information Form.

For further details on the Company’s business and strategy, see “Business Overview and Strategy” set out in our management’s discussion and analysis for the year ended December 31, 2025, available on SEDAR+ under the Company’s profile at www.sedarplus.com and on EDGAR under the Company’s profile at www.sec.gov, as incorporated in our 2025 Form 40-F. Besides the information disclosed within the “Recent Developments” section below, there have been no material changes to our business and strategy for the three and six months ended June 30, 2026, as compared to those described in our management’s discussion and analysis for the year ended December 31, 2025, as incorporated in our 2025 Form 40-F.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	5

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

SECOND QUARTER 2026 FINANCIAL HIGHLIGHTS

●	The total value of completed real estate transactions was $26.3 billion in the second quarter of 2026, representing a 31% increase compared to $20.1 billion in the second quarter of 2025.

●	The total number of closed transaction sides grew 27% year-over-year to 62,380 in the second quarter of 2026, an increase from 49,282 in the second quarter of 2025.

●	The total number of agents on the platform increased to 35,348 at the end of the second quarter of 2026, an increase of 26% from the second quarter of 2025.

●	Revenue increased to $700.6 million for the three months ended June 30, 2026, an increase of 30% from $540.7 million for the three months ended June 30, 2025.

●	Gross profit was $58.3 million for the three months ended June 30, 2026, an increase of 22% from $47.9 million for the three months ended June 30, 2025.

●	Operating expenses, consisting of general and administrative, marketing, research and development expenses, and acquisition costs totaled $65.3 million for the three months ended June 30, 2026, an increase of 41% from $46.2 million for the three months ended June 30, 2025. Costs related to the Company’s pending acquisition of RE/MAX Holdings, Inc. (“Acquisition Costs”) for the three months ended June 30, 2026, were $11.6 million.

●	Revenue share expense, which is included in Marketing expenses, totaled $22.2 million in the second quarter of 2026, a 26% increase compared to $17.6 million in the second quarter of 2025.

●	Net loss was $(8.0) million for the three months ended June 30, 2026, compared to net income of $1.6 million for the three months ended June 30, 2025.

●	Basic and diluted loss per share was $(0.03) in the second quarter of 2026, compared to basic and diluted earnings per share of $0.01 in the second quarter of 2025.

●	Adjusted EBITDA, a non-GAAP measure, was $27.6 million for the three months ended June 30, 2026, compared to Adjusted EBITDA of $20.0 million for the three months ended June 30, 2025.

●	Cash provided by operating activities totaled $47.2 million during the second quarter of 2026.

●	As of June 30, 2026, cash and cash equivalents and investments in financial assets totaled $86.6 million, compared to $49.9 million as of December 31, 2025.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	6

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

SUMMARY OF QUARTERLY INFORMATION

The following table provides selected quarterly financial information (in thousands, except per share data) for the eight most recently completed financial quarters ended June 30, 2026. This information reflects all adjustments of a recurring nature that are, in the opinion of management, necessary to present a fair statement of the results of operations for the periods presented. Quarter-to-quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The general increase in revenue and expense quarter over quarter is due to growth and expansion of the Company.

	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$700,575	$465,551	$505,139	$568,549	$540,747	$353,981	$350,630	$372,488
Cost of Sales	642,319	423,396	466,105	523,692	492,886	320,045	320,645	340,359
Gross Profit	$58,256	$42,155	$39,034	$44,857	$47,861	$33,936	$29,985	$32,129
General and Administrative Expenses	20,211	19,004	18,359	19,584	18,900	17,516	18,632	16,301
Marketing Expenses	28,140	21,132	20,368	21,034	23,284	17,697	13,698	15,261
Research and Development Expenses	5,353	5,147	4,806	4,712	3,993	3,932	4,042	3,045
Acquisition Costs	11,582	312	-	-	-	-	-	-
Settlement of Litigation	-	-	750	-	-	-	-	-
Operating Expenses	$65,286	$45,595	$44,283	$45,330	$46,177	$39,145	$36,372	$34,607
Operating Income (Loss)	$(7,030)	$(3,440)	$(5,249)	$(473)	$1,684	$(5,209)	$(6,386)	$(2,478)
Other Income (Expenses), net	192	112	342	365	166	122	(115)	(151)
Finance Income (Expenses), net	(631)	(86)	(137)	(83)	(300)	34	434	214
Income (Loss) Before Tax	(7,469)	(3,414)	(5,044)	(191)	1,550	(5,121)	(6,705)	(2,541)
Tax Expense (Benefit)	487	44	(829)	89	-	-	-	-
Net Income (Loss)	(7,956)	(3,458)	(4,215)	(280)	1,550	(5,121)	(6,705)	(2,541)
Non-controlling Interest	67	(37)	(12)	167	38	154	62	(45)
Income (Loss) Attributable to the Owners of the Company	$(8,023)	$(3,421)	$(4,203)	$(447)	$1,512	$(4,967)	$(6,643)	$(2,586)
Unrealized Gains (Losses) on Available for Sale Investment Portfolio	91	74	(84)	(131)	(9)	12	(16)	3
Foreign Currency Translation Adjustment	(437)	309	10	(59)	(8)	(121)	529	(230)
Comprehensive Income (Loss)	$(8,369)	$(3,038)	$(4,277)	$(637)	$1,495	$(5,076)	$(6,130)	$(2,813)
Adjusted EBITDA Reconciliation:
Net Income (Loss)	$(7,956)	$(3,458)	$(4,215)	$(280)	$1,550	$(5,121)	$(6,705)	$(2,541)
Finance Expenses, Net	631	86	137	83	300	34	169	(16)
Depreciation, Amortization, and Tax Expense (Benefit)	1,040	619	(244)	656	398	379	372	358
Stock-Based Compensation	21,804	17,001	17,732	19,912	17,795	12,707	15,119	15,417
Intangible Asset Impairment	-	12	-	-	-	-	-	-
Restructuring Expense	472	240	-	-	-	250	-	-
Expenses related to Litigation Settlement	13	96	750	-	-	27	118	33
Acquisition Costs	11,582	312	-	-	-	-	-	-
Adjusted EBITDA	$27,586	$14,908	$14,160	$20,371	$20,043	$8,276	$9,073	$13,251
Basic and Diluted Earnings (Loss) per Share	$(0.034)	$(0.015)	$(0.019)	$(0.002)	$0.007	$(0.024)	$(0.033)	$(0.013)

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	7

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

QUARTERLY REVENUE PERFORMANCE BY CATEGORY

Year-over-year quarterly revenue growth (in thousands):

	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Brokerage Commissions	696,364	462,562	501,982	565,307	537,445	351,749	348,083	369,890
Brokerage Commissions – YoY QTR	30%	32%	44%	53%	59%	77%	93%	73%
Title Revenue	1,743	1,259	1,352	1,307	1,346	1,030	1,338	1,400
Title Revenue – YoY QTR	29%	22%	1%	(7)%	7%	30%	179%	45%
Mortgage Revenue	1,876	1,294	1,466	1,758	1,709	1,076	1,167	1,198
Mortgage Revenue – YoY QTR	10%	20%	26%	47%	80%	55%	163%	236%
Wallet Revenue	592	436	339	177	247	126	42	—
Wallet Revenue - YoY QTR	140%	246%	707%	—%	—%	—%	—%	—%
Total Revenue	700,575	465,551	505,139	568,549	540,747	353,981	350,630	372,488
Total Revenue – YoY QTR	30%	32%	44%	53%	59%	76%	93%	74%

Quarterly Revenue and Gross Margin Trends

Our revenue has continued to grow over the last eight quarters, driven primarily by the expansion of our agent base, and the resulting increase in closed transaction volume. Contributions from Title, Mortgage and Wallet businesses have also increased, though remain a smaller portion of overall revenue.

Our gross margin percentage has fluctuated quarter to quarter, reflecting transaction mix, contributions from our ancillary services, and the proportion of agents who have reached their annual commission cap.

Quarterly Operating Expense Trends

Operating expenses have generally increased in line with agent and transaction growth, as we continue to invest in technology, support functions, and headcount. Expenses in Q4 2025 include a $750 thousand settlement related to the Cwynar class action lawsuit, as described in Note 15 of our 2025 Consolidated Financial Statements. Expenses in 2026 include Acquisition Costs, which were $0.3 million in Q1 2026 and $11.6 million in Q2 2026.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	8

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

QUARTERLY KEY PERFORMANCE METRICS

The Company tracks the results of our operations and certain key performance metrics related to our business and the real estate industry to evaluate performance, make strategic decisions, and allocate resources. The following table presents these metrics for the last eight quarters:

	2026		2025				2024
Key Performance Metrics	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Closed Transaction Sides[1]	62,380	41,882	48,903	53,512	49,282	33,617	35,370	35,832
Total Value of Home Side Transactions ($, billions)[2]	26.3	16.8	20.3	21.4	20.1	13.5	14.6	14.4
Median Home Sale Price ($, thousands)[3]	399	385	385	390	387	380	380	383

Total Agents[4]	35,348	33,510	31,739	30,183	28,034	26,870	24,140	21,770
Agent Churn Rate (%)[5]	6.1	8.0	5.2	4.9	9.4	8.7	6.8	7.3
Revenue Churn Rate (%)[6]	1.9	2.4	1.6	1.4	1.9	2.5	1.8	2.0

Full-Time Employees[7]	511	489	435	439	429	410	264	240
Full-Time Employees, Excluding One Real Title and One Real Mortgage[8]	428	394	338	340	324	307	178	155
Headcount Efficiency Ratio[9]	1:83	1:85	1:94	1:89	1:87	1:88	1:136	1:140
Revenue Per Full Time Employee ($, thousands)[10]	1,637	1,182	1,490	1,672	1,669	1,153	1,970	2,403
Operating Expense Excluding Revenue Share and Acquisition Costs ($, thousands)[11]	31,494	29,595	29,649	29,592	28,534	26,641	26,835	22,956
Operating Expense Excluding Revenue Share and Acquisition Costs Per Transaction ($)[12]	505	707	606	553	579	792	759	641

1 Represents the number of transactions closed by our agents during the period.

2 Represents the U.S. dollar value of all sale, lease and purchase transactions closed by our agents during the period.

3 Represents the median price (in USD) of homes sold or purchased by our agents during the period, based on closed transactions.

4 Represents the total number of agents affiliated with Real at the end of the period.

5 Represents the rate at which agents left our platform during the period, calculated as the number of churned agents during the period divided by the total agent base at the beginning of the period.

6 A supplementary financial measure, calculated as the percentage of revenue lost from agents who churned during the period, calculated as commission revenue generated by churned agents during the last six months divided by total Company commissions revenue for the last six months.

7 Represents the total number of full-time employees of the Company at period end.

8 Represents the total number of full-time employees of the Company excluding employees of One Real Title and One Real Mortgage.

9 Represents the ratio of full-time brokerage employees (excluding One Real Title and One Real Mortgage employees) to the number of agents on our platform.

10 A supplementary financial measure calculated as total company revenue divided by full-time brokerage employees (excludes One Real Title and One Real Mortgage employees).

11 A non-GAAP measure, calculated as total operating expenses per the Financial Statements, less revenue share expense and acquisition costs. Real’s method for calculating non-GAAP measures may differ from other reporting issuers and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this MD&A.

12 A non-GAAP measure, calculated as operating expense excluding revenue share and acquisition costs, divided by the number of closed transaction sides. Real’s method for calculating non-GAAP measures may differ from other reporting issuers and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this MD&A.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	9

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

PRESENTATION OF FINANCIAL INFORMATION AND NON-GAAP MEASURES

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in conformity with U.S. GAAP.

Non-GAAP measures and ratios

In addition to the reported GAAP measures, industry practice is to evaluate entities giving consideration to certain non-GAAP performance measures, including non-GAAP ratios, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), operating expenses excluding certain non-cash items, non-recurring items and related ratios.

Management believes that these measures are helpful to investors because they are measures that the Company uses to measure performance relative to other entities. In addition to GAAP results, these measures are also used internally to measure the operating performance of the Company. These measures are not in accordance with GAAP and have no standardized definitions, and as such, our computations of these non-GAAP measures may not be comparable to measures by other reporting issuers. In addition, Real’s method of calculating non-GAAP measures may differ from other reporting issuers, and accordingly, may not be comparable.

Earnings before Interest, Taxes, Depreciation and Amortization

EBITDA is used as an alternative to net income (loss) because it excludes items such as interest, taxes, depreciation and amortization, which are non-cash or which management considers non-operating in nature. It provides useful information about our core profit trends by eliminating our taxes, depreciation, amortization, and interest, which provides a useful comparison between our competitors. A reconciliation of EBITDA to GAAP net income (loss) is presented under the section “Discussion of Results from Operations” in this MD&A.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization

Management believes Adjusted EBITDA provides useful information about our financial performance and allows for greater transparency with respect to a key metric used by the Company for financial and operational decision-making. We believe that Adjusted EBITDA helps identify underlying trends in our business that otherwise could be masked by the effect of the expenses that we exclude in Adjusted EBITDA. In particular, we believe the exclusion of finance expenses, litigation settlement costs inclusive of related legal expenses, stock-based compensation, restructuring expense and acquisition costs provides a useful supplemental measure in evaluating the performance of our operations and provides additional transparency into our results of operations.

Adjusted EBITDA is used as an addition to net income (loss) because it excludes major non-cash items such as depreciation, amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers unique, non-recurring or non-operating in nature.

A reconciliation of Adjusted EBITDA to GAAP net income (loss) is presented under the section “Discussion of Results from Operations” of this MD&A.

Operating Expense Excluding Revenue Share and Acquisition Costs

Operating Expense Excluding Revenue Share and Acquisition Costs is used as an alternative to operating expenses by removing variable cash expenses associated with revenue share expenses, which is a component of marketing expense, and costs related to the Company’s pending acquisition of RE/MAX Holdings, Inc. Management believes that Operating Expense Excluding Revenue Share and Acquisition Costs provides investors with useful insight into Real’s underlying fixed and discretionary cost base by removing a variable expense that scales with revenue and non-recurring expenses related to the pending acquisition of RE/MAX Holdings, Inc.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	10

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

A reconciliation of Operating Expense Excluding Revenue Share and Acquisition Costs to operating expense is presented below (in thousands):

	For the Three Months Ended		For the Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Operating Expense	$65,286	$46,177	$110,881	$85,322
Less:
Revenue Share	22,210	17,644	37,898	30,148
Acquisition Costs	11,582	—	11,894	—
Operating Expense Excluding Revenue Share and Acquisition Costs	$31,494	$28,533	$61,089	$55,174

Operating Expense Excluding Revenue Share and Acquisition Costs Per Transaction

Operating Expense Excluding Revenue Share and Acquisition Costs Per Transaction is a ratio calculated as operating expense excluding revenue share and acquisition costs, divided by the number of closed transaction sides. Management uses this metric to evaluate operating efficiency and cost scalability on a per-transaction basis. Management and investors can use this metric to assess whether Real is achieving greater operating leverage as transaction volume grows.

KEY COMPONENTS OF RESULTS FROM OPERATIONS

For details on the key components of the results of operations, see “Key Components of Results from Operations” set out in our management’s discussion and analysis for the year ended December 31, 2025, available on SEDAR+ under the Company’s profile at www.sedarplus.com and on EDGAR under the Company’s profile at www.sec.gov, as incorporated in our 2025 Form 40-F. Material changes to our key components of results of operations for the three and six months ended June 30, 2026, as compared to those described in our management’s discussion and analysis for the year ended December 31, 2025, as incorporated in our 2025 Form 40-F, are discussed below.

Operating Expenses

Acquisition Costs

On April 26, 2026, the Company entered into a definitive agreement (the “Agreement”) to acquire RE/MAX Holdings, Inc., a Delaware corporation (“RE/MAX Holdings” or “REMAX”) (the “Transaction″). The Transaction is expected to close in the second half of 2026, subject to closing conditions and approval by each company’s shareholders.

For the three and six months ended June 30, 2026, expenses were incurred in connection with the signing of this agreement. These expenses consist of professional services, consulting and legal fees and are presented within the Acquisition costs line item within operating expenses in the interim condensed consolidated statements of comprehensive income (loss).

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	11

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

SUMMARY RESULTS FROM OPERATIONS

The following table sets forth our interim condensed consolidated statements of comprehensive income (loss) for the three and six months ended June 30, 2026, and 2025 (in thousands):

	For the Three Months Ended		For the Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Revenues	$700,575	$540,747	$1,166,126	$894,728
Cost of Sales	642,319	492,886	1,065,715	812,931
Gross Profit	$58,256	$47,861	$100,411	$81,797

General and administrative expenses	20,211	18,900	39,215	36,416
Marketing expenses	28,140	23,284	49,272	40,981
Research and development expenses	5,353	3,993	10,500	7,925
Acquisition costs	11,582	—	11,894	—
Operating Expenses	$65,286	$46,177	$110,881	$85,322
Operating Income (Loss)	$(7,030)	$1,684	$(10,470)	$(3,525)

Other income, net	192	166	304	288
Finance expenses	(631)	(300)	(717)	(334)
Income (Loss) Before Tax	$(7,469)	$1,550	$(10,883)	$(3,571)
Tax Expense	487	—	531	—
Net Income (Loss)	$(7,956)	$1,550	$(11,414)	$(3,571)
Net income (loss) attributable to non-controlling interests	67	38	30	(116)
Net Income (Loss) Attributable to the Owners of the Company	$(8,023)	$1,512	$(11,444)	$(3,455)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Unrealized gain (loss) on investments in financial assets	91	(9)	165	3
Foreign currency translation adjustment	(437)	(8)	(128)	(129)
Total Comprehensive Income (Loss) Attributable to Owners of the Company	$(8,369)	$1,495	$(11,407)	$(3,581)
Total Comprehensive Income (Loss) Attributable to Non-Controlling Interest	67	38	30	(116)
Total Comprehensive Income (Loss)	$(8,302)	$1,533	$(11,377)	$(3,697)
Earnings (Loss) per share
Basic earnings (loss) per share	$(0.03)	$0.01	$(0.05)	$(0.02)
Diluted earnings (loss) per share	$(0.03)	$0.01	$(0.05)	$(0.02)
Weighted-average shares, basic	230,278	214,787	227,844	213,738
Weighted-average shares, diluted	230,278	233,366	227,844	213,738

Basic and diluted loss per share are calculated based on weighted average of the common shares of the Company (“Common Shares”) outstanding during the period.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	12

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

The following table sets forth our cost of sales and operating expenses for the three and six months ended June 30, 2026, and 2025 (in thousands):

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	% Change	2026	2025	% Change
Cost of Sales	$642,319	$492,886	30%	$1,065,715	$812,931	31%

Operating Expenses
General and Administrative Expenses	20,211	18,900	7%	39,215	36,416	8%
Salaries and Benefits	12,150	9,758	25%	22,174	19,460	14%
Stock-Based Compensation for Employees	2,140	1,714	25%	4,860	3,019	61%
Administrative Expenses	713	1,221	(42)%	1,450	2,113	(31)%
Professional Fees	3,267	5,007	(35)%	7,075	9,200	(23)%
Depreciation and Amortization Expense	553	398	39%	1,128	777	45%
Other	1,388	802	73%	2,528	1,847	37%
Marketing Expenses	28,140	23,284	21%	49,272	40,981	20%
Salaries and Benefits	534	413	29%	1,003	803	25%
Stock-Based Compensation for Employees	35	43	(19)%	49	83	(41)%
Stock-Based Compensation for Agents	4,712	3,478	35%	9,083	6,593	38%
Revenue Share	22,210	17,644	26%	37,898	30,148	26%
Other	649	1,706	(62)%	1,239	3,354	(63)%
Research and Development Expenses	5,353	3,993	34%	10,500	7,925	32%
Salaries and Benefits	2,780	2,360	18%	5,707	4,754	20%
Stock-Based Compensation for Employees	455	300	52%	748	605	24%
Software, Cloud, & Tools	2,088	1,330	57%	3,990	2,437	64%
Other	30	3	900%	55	129	(57)%
Acquisition Costs	11,582	-	—%	11,894	-	—%
Total Operating Expenses	65,286	46,177	41%	110,881	85,322	30%
Total Cost of Sales and Operating Expenses	$707,605	$539,063	31%	$1,176,596	$898,253	31%

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	13

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

DISCUSSION OF RESULTS FROM OPERATIONS

Key Performance Metrics

Management uses key performance indicators to evaluate business growth, agent and transaction trends, operational efficiency, and the scalability of the Company’s platform. Closed transaction sides, total value of home side transactions, and median home sale price provide insight into market growth, market share, and transaction volume, key drivers of revenue. Total agents, agent churn rate, and revenue churn rate are used to assess agent network growth, retention, and revenue stability.

Operational efficiency is evaluated using metrics such as full-time employees (“FTEs”), headcount efficiency ratio, and revenue per FTE, which reflects the relationship between headcount growth and revenue scale. In 2025, FTEs increased primarily due to the conversion of 136 contractors in India (122 excluding One Real Mortgage and One Real Title) to employee status, which contributed to a decrease in the headcount efficiency ratio for the year. In the first quarter of 2026, the headcount efficiency ratio decreased year-over-year due to the conversion of 34 contractor roles in the US to employee status, predominantly in the company’s brokerage operations.

Management also monitors Operating Expense Excluding Revenue Share and Acquisition Costs and Operating Expense Excluding Revenue Share and Acquisition Costs Per Transaction to provide additional visibility into fixed and discretionary costs, independent of agent-driven revenue share.

Revenue

Revenue for the three months ended June 30, 2026, increased 30% to $700.6 million, from $540.7 million for the three months ended June 30, 2025. For the six months ended June 30, 2026, total revenue grew to $1.2 billion compared to $894.7 million for the corresponding period in 2025. The increase was driven primarily by growth in the number of productive agents and higher closed transaction volume.

Cost of Sales

Cost of Sales for the three months ended June 30, 2026, increased 30% to $642.3 million, from $492.9 million for the three months ended June 30, 2025. For the six months ended June 30, 2026, Cost of Sales was $1.1 billion, compared to $812.9 million for the same period in 2025, primarily reflecting higher commission payments associated with agent growth and increased transaction volume.

As a percentage of revenue, Cost of Sales increased to 91.7% for the three months ended June 30, 2026, from 91.1% for the three months ended June 30, 2025. For the six months ended June 30, 2026, Cost of Sales as a percentage of revenue was 91.4%, compared to 90.9% for the same period in 2025. This increase primarily reflects a higher proportion of transactions completed by agents who had reached their annual commission caps.

Gross Profit

Gross Profit for the three months ended June 30, 2026, grew 22% to $58.3 million, compared to $47.9 million for the three months ended June 30, 2025. For the six months ended June 30, 2026, Gross Profit increased to $100.4 million, from $81.8 million for the same period in 2025, primarily driven by agent growth and higher transaction volume.

Gross margin declined to 8.3% for the three months ended June 30, 2026, from 8.9% for the three months ended June 30, 2025, and to 8.6% for the six months ended June 30, 2026, from 9.1% for the same period in 2025. This decline was primarily due to the commission cap dynamics discussed above and shifts in revenue mix.

Operating Expenses

Total operating expenses were $65.3 million for the three months ended June 30, 2026, an increase of 41% compared to $46.2 million for the three months ended June 30, 2025. For the six months ended June 30, 2026, total operating expenses were $110.9 million, compared to $85.3 million for the same period in 2025. The increase reflects higher agent-related marketing expenses and increased investment in corporate infrastructure and technology, as well as Acquisition Costs of $11.6 million for the three months ended June 30, 2026, and $11.9 million for the six months ended June 30, 2026, related to the Company’s pending acquisition of RE/MAX Holdings, Inc.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	14

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

General & Administrative Expenses (“G&A”)

G&A expenses increased 7% to $20.2 million for the three months ended June 30, 2026, from $18.9 million for the three months ended June 30, 2025. For the six months ended June 30, 2026, G&A expenses increased 8% to $39.2 million, compared to $36.4 million for the same period in 2025.

The year-over-year increase primarily reflects changes in the following components:

●	Salaries and benefits expense increased to $12.2 million for the three months ended June 30, 2026, from $9.8 million for the three months ended June 30, 2025, and to $22.2 million for the six months ended June 30, 2026, from $19.5 million for the same period in 2025. The increase was primarily due to higher headcount across administrative, finance, legal, and operations functions to support a larger agent base and higher transaction volume.

●	Professional fees decreased to $3.3 million for the three months ended June 30, 2026, from $5.0 million for the three months ended June 30, 2025, and decreased to $7.1 million for the six months ended June 30, 2026, from $9.2 million for the same period in 2025. The decrease was primarily driven by lower broker consulting costs, following the conversion of certain broker consultants to full time U.S. employees.

●	Stock-based compensation within G&A increased to $2.1 million for the three months ended June 30, 2026, from $1.7 million for the three months ended June 30, 2025, and $4.9 million for the six months ended June 30, 2026, compared to $3.0 million for the same period in 2025, reflecting higher equity compensation awarded to employees.

Marketing Expenses

Marketing expenses increased 21% to $28.1 million for the three months ended June 30, 2026, from $23.3 million for the three months ended June 30, 2025, and increased to $49.3 million for the six months ended June 30, 2026, compared to $41.0 million for the same period in 2025.

The increase was driven primarily by agent-related variable costs that scale with revenue, including:

●	Revenue share increased to $22.2 million for the three months ended June 30, 2026, from $17.6 million for the three months ended June 30, 2025, and $37.9 million for the six months ended June 30, 2026, from $30.1 million for the same period in 2025. The increase reflects a larger base of productive agents eligible for revenue share payments and higher closed transaction growth. Revenue share payments are made to agents who recruit other agents to the Company’s platform and are classified as marketing expense, as they represent costs of building and sustaining the Company’s agent network rather than direct costs of fulfilling the Company’s performance obligations on individual real estate transactions.

●	Stock-based compensation for agents increased to $4.7 million for the three months ended June 30, 2026, from $3.5 million for the three months ended June 30, 2025, and to $9.1 million for the six months ended June 30, 2026, from $6.6 million for the same period in 2025, driven by higher transaction-related RSU awards.

●	Other marketing expenses decreased to $0.6 million for the three months ended June 30, 2026, from $1.7 million for the three months ended June 30, 2025, and $1.2 million for the six months ended June 30, 2026, from $3.4 million for the same period in 2025, primarily due to lower event costs associated with agent and employee engagement and retention.

Research and Development Expenses

Research and Development expenses increased 34% to $5.4 million for the three months ended June 30, 2026, from $4.0 million for the three months ended June 30, 2025. For the six months ended June 30, 2026, R&D expenses were $10.5 million, compared to $7.9 million for the six months ended June 30, 2025.

The increase primarily reflects:

●	Salaries and benefits expense increased to $2.8 million for the three months ended June 30, 2026, from $2.4 million for the three months ended June 30, 2025, and $5.7 million for the six months ended June 30, 2026, from $4.8 million for the same period in 2025. The increase reflects higher headcount supporting platform enhancements, new product development, and AI initiatives, including payroll associated with employees who joined the Company in connection with the Flyhomes asset acquisition.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	15

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

Operating Income (Loss)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2026	June 30, 2025	% Change	June 30, 2026	June 30, 2025	% Change
Operating Income (Loss)	(7,030)	1,684	(517)%	(10,470)	(3,525)	197%
Percentage of Total Revenues	(1.0)%	0.3%		(0.9)%	(0.4)%

Operating loss was $(7.0) million for the three months ended June 30, 2026, compared to operating income of $1.7 million for the three months ended June 30, 2025. As a percentage of total revenues, the operating margin decreased to (1.0%) from 0.3% in the prior year period.

For the six months ended June 30, 2026, operating loss was $(10.5) million, compared to an operating loss of $(3.5) million for the same period in 2025. As a percentage of revenue, operating loss was (0.9%) compared to (0.4%) in the prior year period. The increased loss primarily reflects strong revenue growth and operating leverage, partially offset by the inclusion of acquisition-related costs.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) (in thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2026	June 30, 2025	% Change	June 30, 2026	June 30, 2025	% Change
Net Income (Loss)	$(7,956)	$1,550	(613)%	$(11,414)	$(3,571)	220%
Add/(Deduct):
Depreciation and Amortization	553	398	39%	1,128	777	45%
Tax Expense	487	-		531	-
EBITDA (i)	$(6,916)	$1,948	455%	$(9,755)	$(2,794)	(249)%

i.	Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this MD&A.

EBITDA was $(6.9) million for the three months ended June 30, 2026, compared to $1.9 million for the three months ended June 30, 2025. For the six months ended June 30, 2026, EBITDA was $(9.8) million, compared to $(2.8) million for the same period in 2025. The year-over-year decrease primarily reflects revenue growth and improved operating leverage, partially offset by higher personnel and technology-related operating expenses and the inclusion of Acquisition Costs.

Adjusted earnings before interest, taxes, depreciation, and amortization (in thousands)

Adjusted EBITDA excludes stock-based compensation expense, tax expense, finance expenses, depreciation and amortization expense, goodwill and intangible asset impairment, restructuring expenses, acquisition costs, and expenses incurred as part of the settlement agreement to resolve the Cwynar Class Action. Stock-based compensation expense is influenced by factors such as the volume of awards granted and/or forfeited during the period, as well as changes in their fair value. Management uses Adjusted EBITDA to evaluate core operating performance and scalability.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	16

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

	For the Three Months Ended			For the Six Months Ended
	June 30, 2026	June 30, 2025	% Change	June 30, 2026	June 30, 2025	% Change
Net Income (Loss)	$(7,956)	$1,550	(613)%	$(11,414)	$(3,571)	220%
Add/(Deduct):
Finance Expenses, Net	631	300	110%	717	334	115%
Depreciation and Amortization	553	398	39%	1,128	777	45%
Stock-Based Compensation	21,804	17,795	23%	38,805	30,502	27%
Intangible Asset Impairment	-	-		12	-
Restructuring Expenses	472	-		712	250	185%
Expenses Related to Litigation Settlement	13	-		109	27	304%
Acquisition Costs	11,582	-		11,894	-
Tax Expense	487	-		531	-
Adjusted EBITDA(i)	$27,586	$20,043	38%	$42,494	$28,319	50%

i.	Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section of this MD&A.

Adjusted EBITDA increased to $27.6 million for the three months ended June 30, 2026, from $20.0 million for the three months ended June 30, 2025. For the six months ended June 30, 2026, Adjusted EBITDA increased to $42.5 million, from $28.3 million for the same period in 2025. The increase primarily reflects:

●	Revenue growth driven by a larger agent base and higher closed transaction volume.
●	Operating leverage as corporate infrastructure and technology scaled with revenue.

Stock-Based Compensation

Stock-based compensation expense for the three months ended June 30, 2026, increased to $21.8 million, from $17.8 million for the three months ended June 30, 2025. Stock-based compensation expense for the six months ended June 30, 2026, was $38.8 million, compared to $30.5 million for the same period in 2025. The increase was primarily attributable to participation in the Company’s agent stock purchase program, increased production-based equity incentives for agents, and higher equity compensation awarded to employees, partially offset by RSU forfeitures recognized during the period.

Stock-based compensation may continue to increase as the Company expands its agent network and equity-based incentive programs. However, stock-based compensation expense may fluctuate from period-to-period based on the volume and timing of awards, forfeitures, vesting schedules and changes in share price.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	17

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

The following tables are presented in thousands:

	For the Three Months Ended
	June 30, 2026			June 30, 2025
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Cost of Sales – Agent Stock-Based Compensation	$—	$14,462	$14,462	$—	$12,260	$12,260
Marketing Expenses – Agent Stock-Based Compensation	38	4,674	4,712	56	3,422	3,478
Marketing Expenses – FTE Stock-Based Compensation	-	35	35	-	43	43
Research and Development – FTE Stock-Based Compensation	-	455	455	2	298	300
General and Administrative – FTE Stock-Based Compensation	79	2,061	2,140	209	1,505	1,714
Total Stock-Based Compensation	$117	$21,687	$21,804	$267	$17,528	$17,795

	For the Six Months Ended
	June 30, 2026			June 30, 2025
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Cost of Sales – Agent Stock-Based Compensation	$—	$24,065	$24,065	$—	$20,202	$20,202
Marketing Expenses – Agent Stock-Based Compensation	82	9,001	9,083	125	6,468	6,593
Marketing Expenses – FTE Stock-Based Compensation	-	49	49	-	83	83
Research and Development – FTE Stock-Based Compensation	-	748	748	3	602	605
General and Administrative – FTE Stock-Based Compensation	186	4,674	4,860	462	2,557	3,019
Total Stock-Based Compensation	$268	$38,537	$38,805	$590	$29,912	$30,502

OUTSTANDING SHARE DATA

As of June 30, 2026, the Company had 217.9 million Common Shares issued and outstanding. In addition, 41.1 million Common Shares were reserved for issuance pursuant to outstanding RSUs and 10.3 million Common Shares were reserved for issuance pursuant to outstanding stock options (“Options”).

As of July 30, 2026, the Company had 219.2 million Common Shares issued and outstanding. Additionally, 43.8 million Common Shares were reserved for issuance pursuant to outstanding RSUs and 10.3 million Common Share were reserved for issuance pursuant to outstanding Options. Outstanding Options had exercise prices ranging from $0.08 to $6.50 per share and expiration dates ranging from June 2030 to August 2035.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	18

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

BUSINESS SEGMENT INFORMATION

A breakdown of the interim condensed consolidated statements of comprehensive loss by business segment during the period, as well as a reconciliation from Net Income (Loss) to Adjusted EBITDA, is included below (in thousands). Further details regarding the Company’s operating segments are provided in Note 5 within the Financial Statements.

NORTH AMERICAN BROKERAGE

	For the Three Months Ended			For the Six Months Ended
	June 30, 2026	June 30, 2025	% Change	June 30, 2026	June 30, 2025	% Change
Revenues	$696,364	$537,445	30%	$1,158,926	$889,194	30%
Cost of sales	640,858	491,737	30%	1,063,153	810,986	31%
Gross Profit	55,506	45,708	21%	95,773	78,208	22%
Operating Expenses	50,756	42,222	20%	92,624	77,623	19%
Segment Operating Income	4,750	3,486	36%	3,149	585	438%
Segment Net Income	4,146	3,297	26%	2,247	507	343%
Add/(Deduct)
Finance Income, Net	626	298	110%	712	308	131%
Depreciation and Amortization	358	204	75%	739	388	90%
Tax Expense	487	-		531	-
Stock-Based Compensation	22,177	17,532	26%	38,973	30,017	30%
Restructuring Expense	390	-		595	-
Expenses Related to Litigation Settlement	13	-		109	27	304%
Segment Adjusted EBITDA	$28,197	$21,331	32%	$43,906	$31,247	41%

Revenues for the North American Brokerage segment increased 30% to $696.4 million for the three months ended June 30, 2026, from $537.4 million for the three months ended June 30, 2025. For the six months ended June 30, 2026, revenues were $1.2 billion, an increase of 30% compared to $889.2 million for the same period in 2025. The increase was driven by growth in productive agents and higher closed transaction volume, reflecting continued market share gains.

Operating expenses were $50.8 million for the three months ended June 30, 2026, compared to $42.2 million for the three months ended June 30, 2025, and $92.6 million for the six months ended June 30, 2026, compared to $77.6 million for the same period in 2025. The increase reflects higher agent-related variable costs, including Revenue Share and agent stock-based compensation, as well as increased personnel and technology costs to support growth.

The segment reported an operating income of $4.8 million for the three months ended June 30, 2026, compared to an operating income of $3.5 million for the three months ended June 30, 2025. For the six months ended June 30, 2026, operating income was $3.1 million, compared to an operating income of $0.6 million for the same period in 2025. The year-over-year increase is largely due to revenue growth.

Adjusted EBITDA for the North American Brokerage segment increased to $28.2 million for the three months ended June 30, 2026, from $21.3 million for the three months ended June 30, 2025, and $43.9 million for the six months ended June 30, 2026, compared to $31.2 million for the same period in 2025. The increase reflects higher transaction volume and the scalability of the brokerage platform.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	19

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

ONE REAL TITLE

	For the Three Months Ended			For the Six Months Ended
	June 30, 2026	June 30, 2025	% Change	June 30, 2026	June 30, 2025	% Change
Revenues	$1,743	$1,346	29%	$3,002	$2,376	26%
Cost of sales	255	216	18%	437	383	14%
Gross Profit	1,488	1,130	32%	2,565	1,993	29%
Operating Expenses	2,045	2,123	(4)%	3,900	4,411	(12)%
Segment Operating Loss	(557)	(993)	(44)%	(1,335)	(2,418)	(45)%
Segment Net Loss	(557)	(989)	(44)%	(1,334)	(2,435)	(45)%
Add/(Deduct)
Finance Income (Expenses), Net	-	(4)	(100)%	-	17	(100)%
Depreciation and Amortization	168	168	—%	336	336	—%
Stock-Based Compensation	48	8	500%	82	4	1,950%
Intangible Asset Impairment	-	-		12	-
Restructuring Expense	-	-		-	250	(100)%
Segment Adjusted EBITDA	$(341)	$(817)	58%	$(904)	$(1,828)	51%

Revenues for One Real Title increased 29% to $1.7 million for the three months ended June 30, 2026, from $1.3 million for the three months ended June 30, 2025. For the six months ended June 30, 2026, revenues increased to $3.0 million, from $2.4 million for the same period in 2025. Revenue growth was due to increased transaction count and increased revenue per file. Increased revenue per file was driven by focus on purchase transactions and less on refinances and home equity line transactions. Purchase transactions typically carry higher title and settlement fees.

Operating expenses decreased to $2.0 million for the three months ended June 30, 2026, from $2.1 million for the three months ended June 30, 2025, and to $3.9 million for the six months ended June 30, 2026, from $4.4 million for the same period in 2025. The decrease reflects lower operating costs associated with the strategic transition to the state-based joint venture model, as well as the absence of $0.3 million of restructuring expense recognized in the prior year period.

The segment reported an operating loss of $(0.6) million for the three months ended June 30, 2026, compared to an operating loss of $(1.0) million for the three months ended June 30, 2025. For the six months ended June 30, 2026, operating loss was $(1.3) million, compared to $(2.4) million for the same period in 2025. The lower loss reflects higher gross profit and decreased operating expenses, including the absence of restructuring expense recognized in the prior year period.

Adjusted EBITDA was $(0.3) million for the three months ended June 30, 2026, compared to $(0.8) million for the three months ended June 30, 2025, and $(0.9) million for the six months ended June 30, 2026, compared to $(1.8) million for the same period in 2025. The decrease primarily reflects a lower operating loss during the period.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	20

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

ONE REAL MORTGAGE

	For the Three Months Ended			For the Six Months Ended
	June 30, 2026	June 30, 2025	% Change	June 30, 2026	June 30, 2025	% Change
Revenues	$1,876	$1,709	10%	$3,170	$2,785	14%
Cost of sales	1,118	900	24%	1,924	1,477	30%
Gross Profit	758	809	(6)%	1,246	1,308	(5)%
Operating Expenses	384	1,492	(74)%	1,332	2,792	(52)%
Segment Operating Income (Loss)	374	(683)	(155)%	(86)	(1,484)	(94)%
Segment Net Income (Loss)	374	(682)	(155)%	(79)	(1,484)	(95)%
Add/(Deduct)
Depreciation and Amortization	27	26	4%	53	53	—%
Stock-Based Compensation	(500)	233	(315)%	(384)	458	(184)%
Restructuring Expense	82	-		117	-
Segment Adjusted EBITDA	$(17)	$(423)	96%	$(293)	$(973)	70%

Revenues for the One Real Mortgage segment were $1.9 million for the three months ended June 30, 2026, compared to $1.7 million for the three months ended June 30, 2025. For the six months ended June 30, 2026, revenues increased to $3.2 million, compared to $2.8 million for the same period in 2025, representing an increase of 14%. Revenue growth was driven by the addition of productive loan officers to the platform and the launch of an inside sales team, which supported higher funded loan volume.

Operating expenses decreased to $0.4 million for the three months ended June 30, 2026, compared to $1.5 million for the three months ended June 30, 2025, and $1.3 million for the six months ended June 30, 2026, compared to $2.8 million for the same period in 2025. This reflects lower operating costs, partially offset by certain one-time restructuring expenses, and the reversal of stock-based compensation forfeited by individuals no longer with the Company.

The segment reported an operating income of $0.4 million for the three months ended June 30, 2026, compared to a loss of $(0.7) million for the three months ended June 30, 2025. For the six months ended June 30, 2026, operating loss was $(0.1) million, compared to $(1.5) million for the same period in 2025. The decrease in operating loss primarily reflects lower operating expenses and revenue growth.

Adjusted EBITDA improved to $(0.02) million for the three months ended June 30, 2026, compared to $(0.4) million for the three months ended June 30, 2025, and $(0.3) million for the same period in 2025, compared to $(1.0) million for the six months ended June 30, 2025, reflecting revenue growth and expense management.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	21

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

REAL WALLET

	For the Three Months Ended			For the Six Months Ended
	June 30, 2026	June 30, 2025	% Change	June 30, 2026	June 30, 2025	% Change
Revenues	$592	$247	140%	$1,028	$373	176%
Cost of sales	88	33	167%	201	85	136%
Gross Profit	504	214	136%	827	288	187%
Operating Expenses	519	340	53%	1,131	496	128%
Segment Operating Loss	$(15)	$(126)	(88)%	$(304)	$(208)	46%
Segment Net Loss	$(25)	$(76)	(67)%	$(354)	$(159)	123%
Add/(Deduct)
Finance Income, Net	5	6	(17)%	5	9	(44)%
Stock-Based Compensation	79	21	276%	134	22	509%
Segment Adjusted EBITDA	$59	$(49)	220%	$(215)	$(128)	(68)%

Revenues for Real Wallet were $0.6 million for the three months ended June 30, 2026, an increase from $0.2 million for the three months ended June 30, 2025. For the six months ended June 30, 2026, revenues increased to $1.0 million, from $0.4 million for the same period in 2025. The increase reflects growth in agent deposits held in Real Wallet business checking accounts, which the Company earns interest income on, increased Real-branded debit card activity, which the Company earns interchange fees on, and expanded business lending through Capital which the Company earns interest and fee income on.

Operating expenses increased to $0.5 million for the three months ended June 30, 2026, compared to $0.3 million for the three months ended June 30, 2025. For the six months ended June 30, 2026, operating expenses increased to $1.1 million, compared to $0.5 million for the six months ended June 30, 2025. The increase primarily reflects higher personnel, legal, and professional costs associated with expanding the platform, including higher stock-based compensation expense.

The segment reported an operating loss of $(0.02) million, for the three months ended June 30, 2026, compared to a loss of $(0.1) million for the three months ended June 30, 2025. The improvement in operating loss was due to higher revenue and gross profit, partially offset by an increase in operating expenses associated with scaling the business. For the six months ended June 30, 2026, operating loss increased to $(0.3) million, compared to $(0.2) million for the six months ended June 30, 2025. The higher operating loss primarily reflects increased operating expenses associated with scaling the business during the quarter, partially offset by higher revenue and gross profit.

Adjusted EBITDA was $0.1 million for the three months ended June 30, 2026, compared to an Adjusted EBITDA of $(0.05) million for the three months ended June 30, 2025. For the six months ended June 30, 2026, Adjusted EBITDA decreased to $(0.2) million, compared to $(0.1) million for the same period in 2025. The change reflects higher operating loss, partially offset by adjustments for stock-based compensation.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	22

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

REVENUE BY GEOGRAPHY

The amount of revenue from external customers, by geography, is shown in the table below (in thousands):

	For the Three Months Ended		For the Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
United States	$638,273	$480,678	$1,066,415	$801,170
Canada	62,302	60,069	99,711	93,558
Total revenue by region	$700,575	$540,747	$1,166,126	$894,728

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash, trade receivables, financing receivables, available-for-sale (“AFS”) debt securities, accounts payable, and accrued liabilities. For instruments other than AFS debt securities, fair value approximates carrying value due to short-term maturities.

AFS debt securities, which are recorded at fair value and included in investments on the interim condensed consolidated balance sheets. The Company’s debt securities portfolio consists primarily of debt securities issued by U.S government agencies, local municipalities, and certain corporate entities. The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. These conditions, and their associated risks, are managed through periodic review and rebalancing of the Company’s investment portfolio.

Interest income and dividends earned on AFS debt securities are recognized in interest and dividend income. Unrealized gains and losses resulting from changes in fair value are recorded in other comprehensive income (loss) and are excluded from earnings unless realized or determined to be credit-related.

The following table presents Investments in Available for Sale Securities at Fair Value (in thousands):

Description	Estimated Fair Value December 31, 2025	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Gain (Loss)	Estimated Fair Value June 30, 2026
Fixed Income	$16,628	$(4,245)	$169	$165	$12,717
Investment Certificate	103	(4)	-	-	99
Total	$16,731	$(4,249)	$169	$165	$12,816

A breakdown of financial instruments as of June 30, 2026, is included below (in thousands):

	As of June 30, 2026
	Carrying Amount			Fair Value
	Financial Assets at Amortized Cost	Other Financial Liabilities	Total	Level 1	Level 2	Level 3	Total
Investments in Financial Assets	$12,651	$-	$12,651	$12,816	$-	$-	$12,816
Total Financial Assets Measured at Fair Value (FV)	$12,651	$-	$12,651	$12,816	$-	$-	$12,816

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	23

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2026, cash and cash equivalents and investments totaled $86.6 million, compared to $49.9 million as of December 31, 2025. Cash and cash equivalents consist of cash held in bank accounts and amounts held in investment accounts primarily consist of money market instruments and short-term debt securities.

The Company’s operations are conducted primarily in the United States and Canada. Assets held in other jurisdictions, including Israel and India, are not material and primarily relate to employees providing services to support North American operations, including cash in the bank, prepaid subscriptions, computers and hardware. Cash balances held outside North America are not significant and do not materially restrict the Company’s liquidity.

Cash Flows for the three-month period ended June 30, 2026:

●	Operating Activities. Cash flows generated by operating activities were $47.2 million for the three months ended June 30, 2026, compared to $41.0 million for the three months ended June 30, 2025. The increase was favorably impacted by non-cash stock-based compensation expense of $21.8 million and an increase in accrued liabilities of approximately $9.8 million, partially offset by a net loss driven primarily by acquisition-related costs.

●	Investing Activities. Cash flows provided by investing activities were $4.1 million for the three months ended June 30, 2026, compared to $2.9 million for the three months ended June 30, 2025, primarily reflecting net proceeds of financial assets of $4.2 million, partially offset by fixed asset purchases of $0.1 million.

●	Financing Activities. Cash flows used in financing activities were $5.3 million for the three months ended June 30, 2026, compared to $2.9 million for the three months ended June 30, 2025, primarily reflecting debt issuance costs of $4.8 million.

Cash Flows for the six-month period ended June 30, 2026:

●	Operating Activities. Cash flows generated by operating activities were $70.5 million, an increase from $57.0 million for the period ended June 30, 2025. The increase was favorably impacted by non-cash stock-based compensation expense of $38.8 million and an increase in accrued liabilities of approximately $13.0 million, partially offset by an increase in net loss driven primarily by acquisition-related costs.

●	Investing Activities. Cash flows provided by investing activities were $3.7 million, an increase from $1.5 million for the period ended June 30, 2025, primarily reflecting net proceeds of financial assets of $4.1 million, partially offset by fixed asset purchases of $0.3 million.

●	Financing Activities. Cash flows used in financing activities were $5.2 million, a decrease from $10.0 million for the period ended June 30, 2025, primarily reflecting a lack of share repurchase activity in the current year, compared to repurchases of $8.8 million in the prior year. This decrease was partially offset by debt issuance costs of $4.8 million in the current period.

Capital Resources

The Company believes that its existing cash and cash equivalents, investments, and cash flows expected to be generated from operations will be sufficient to meet its short-term and ongoing operating requirements.

Future capital requirements may be affected by factors such as continued investment in technology, growth initiatives, market conditions and potential mergers and acquisitions. To support these activities the Company may seek to obtain additional funding, including through equity or debt financing, if appropriate.

The following table presents liquidity (in thousands):

	For the Period Ended
	June 30, 2026	December 31, 2025
Cash and Cash Equivalents	$73,824	$33,213
Investment in Financial Assets	12,816	16,731
Total Liquidity [i]	$86,640	$49,944

[i] – Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this MD&A.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	24

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

The Company holds no debt obligations.

Other than working capital liabilities and the proposed merger with RE/MAX Holdings, Inc. disclosed within Footnote 17 of the Financial Statements, which is hereby incorporated by reference, the Company has no future material contractual obligations or payments due with respect to debt, finance leases, operating leases, purchase obligations, or other capital commitments.

The Company expects to meet its obligations and commitments as they become due through existing cash balances and cash flows from operations.

Capital Management Framework

Real defines capital as its equity. It is comprised of common shares, additional paid in capital, accumulated other comprehensive income, deficit, treasury stock, and non-controlling interests. The Company’s capital management framework is designed to maintain a level of capital that funds its operations and business strategies and builds long-term shareholder value.

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts to changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets.

Real’s strategy is to retain adequate liquidity to mitigate the effect of the risk that cash flows from its operations will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the three and six month periods ended June 30, 2026.

Balance Sheet overview (in thousands):

	As of
	June 30, 2026	December 31, 2025
ASSETS
Current Assets	$194,078	$105,764
Non-Current Assets	19,317	21,097
TOTAL ASSETS	$213,395	$126,861

LIABILITIES
Current Liabilities	134,793	75,266
Non-Current Liabilities	10	10
TOTAL LIABILITIES	134,803	75,276
TOTAL EQUITY	78,592	51,585
TOTAL LIABILITIES AND EQUITY	$213,395	$126,861

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	25

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

Assets overview by geographical region (in thousands):

	As of June 30, 2026
	Canada	Israel	India	United States	Total
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$6,727	$164	$174	$66,759	$73,824
Restricted Cash	39,103	-	-	15,682	54,785
Investment in Financial Assets	94	-	-	12,722	12,816
Trade Receivables	9,232	-	-	25,588	34,820
Other Receivables	-	6	-	-	6
Short-Term Financing Receivables, Net	4,117	-	-	5,997	10,114
Prepaid Expenses and Deposits	119	-	343	7,251	7,713
TOTAL CURRENT ASSETS	$59,392	$170	$517	$133,999	$194,078
LONG-LIVED ASSETS
Intangible Assets	-	-	-	3,480	3,480
Goodwill	-	-	-	8,993	8,993
Property and Equipment	6	10	196	2,141	2,353
TOTAL LONG-LIVED ASSETS	$6	$10	$196	$14,614	$14,826

	As of December 31, 2025
	Canada	Israel	India	United States	Total
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$2,632	$69	$81	$30,431	$33,213
Restricted Cash	18,039	-	-	8,299	26,338
Investment in Financial Assets	94	-	-	16,637	16,731
Trade Receivables	4,186	-	-	15,984	20,170
Other Receivables	-	99	-	-	99
Short-Term Financing Receivables, Net	2,784	-	-	3,447	6,231
Prepaid Expenses and Deposits	45	-	405	2,532	2,982
TOTAL CURRENT ASSETS	$27,780	$168	$486	$77,330	$105,764
LONG-LIVED ASSETS
Intangible Assets	-	-	-	4,157	4,157
Goodwill	-	-	-	8,993	8,993
Property and Equipment	10	10	208	2,227	2,455
TOTAL LONG-LIVED ASSETS	$10	$10	$208	$15,377	$15,605

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	26

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For further details on the Company’s business and strategy, see “Critical Accounting Policies and Estimates” set out in our management’s discussion and analysis for the year ended December 31, 2025, available on SEDAR+ under the Company’s profile at www.sedarplus.com and on EDGAR under the Company’s profile at www.sec.gov, as incorporated in our 2025 Form 40-F. There have been no material changes to our critical accounting policies and estimates for the three and six months ended June 30, 2026, as compared to those described in our management’s discussion and analysis for the year ended December 31, 2025, as incorporated in our 2025 Form 40-F.

ACCOUNTING POLICY DEVELOPMENT

Recently Adopted Accounting Pronouncements

The FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which introduces an optional practical expedient for all entities in developing reasonable and supportable forecasts when estimating expected credit losses. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The Company adopted the practical expedient in ASU 2025-05 on January 1, 2026, and there was no impact on the Company’s interim condensed consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(f) under the Securities Exchange Act of 1934). The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed controls to provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time frame specified in the securities legislation.

Based on the evaluations, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were adequate and effective as of June 30, 2026.

Changes in Internal Control Over Financial Reporting

There were no changes in Internal Control over Financial Reporting during the period ended June 30, 2026, that have materially affected or are reasonably likely to materially affect the adequacy and effectiveness of the Company’s Internal Control over Financial Reporting.

Related Party Transactions

Balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. The Company’s key management personnel are comprised of its Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, Chief Operating Officer, Chief Legal Officer and other members of the executive team. Executive officers participate in the Company’s equity-settled stock-based compensation plans (see Note 7.A of the Financial Statements). The Company makes certain payments to one of its directors for services provided in the director’s capacity as a real estate agent. Such payments include commissions, revenue sharing, and equity-based awards, which are recorded within cost of sales and marketing expenses (see Note 16 of the Financial Statements).

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	27

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

RECENT DEVELOPMENTS

Real Acquisition of REMAX

On April 26, 2026, Real entered into the Agreement to acquire REMAX. Pursuant to the Agreement, Real formed a new holding company, expected to be renamed Real REMAX Group Inc. (“Real REMAX Group”), which, upon the closing of the Transaction, is expected to trade on the Nasdaq Global Select Market under the symbol “REAX”. The transaction is expected to close in the second half of 2026, subject to approval by both the Company’s securityholders and REMAX’s shareholders, and satisfaction of specified closing conditions. The Company’s Special Meeting of Securityholders to approve the Transaction is scheduled to be held on August 14, 2026. Refer to Note 17 within the Financial Statements for further details on the Transaction, of which Note 17 is hereby incorporated by reference. As previously disclosed, the Company has already received HSR antitrust clearance for the Transaction.

Executive Officers

The following table provides information regarding the expected executive officers of Real REMAX Group as of August 6, 2026. There are no family relationships among any of the company’s executive officers.

Name	Age	Position
Tamir Poleg	50	Chief Executive Officer
Ravi Jani	39	Chief Financial Officer
Jenna Rozenblat	41	President
Pritesh Damani	46	Chief Technology Officer
Abigail Lee	55	Chief Marketing Officer
Alexandra Lumpkin	43	Chief Legal Officer
Leah Jenkins	45	Chief Accounting Officer

Tamir Poleg - Chief Executive Officer

Tamir Poleg is the cofounder and current Chief Executive Officer of Real, which was founded through a subsidiary in 2014. Prior to founding Real, Mr. Poleg founded and served as the Chief Executive Officer of Optimum RE Investments - a real estate company focused on multi-family investments and operations. Before shifting to real estate, Mr. Poleg served in executive sales and business development positions with several technology companies, focusing on wireless infrastructure development and deployment across multiple continents. With over 15 years of real estate experience, including serving as a construction manager, and 9 years of technology company experience, Mr. Poleg is considered an expert in real estate technology and is a member of Forbes Real Estate Council. Mr. Poleg holds a bachelor’s degree in economics and several real estate related accreditations.

Ravi Jani - Chief Financial Officer

Ravi Jani is the current Chief Financial Officer of Real. Mr. Jani has served as Chief Financial Officer since April 2025. Mr. Jani previously served as Vice President of Investor Relations and Financial Planning & Analysis at Real from September 2023 to April 2025. Prior to joining Real, he served as Vice President of Investor Relations at Blade Air Mobility, Inc. from April 2022 to August 2023 and served as an investment analyst at Citadel LLC from November 2019 to December 2021. Prior to Citadel, Mr. Jani was an investment analyst at Anchor Bolt Capital LP, and began his career in investment banking at Bank of America and Moelis & Company.

Jenna Rozenblat - President

Jenna Rozenblat is the current Chief Operating Officer at Real. Ms. Rozenblat has served as Chief Operating Officer since August 2023. She previously served as Executive Vice President of Operations of Real from January 2023 to August 2023. Prior to joining Real, Ms. Rozenblat was with Orchard, a full-service real estate brokerage, from September 2019 to January 2023, most recently serving as Head of Customer Experience and Market Expansion, and prior to Orchard, was with Village Realty.

Pritesh Damani - Chief Technology Officer

Pritesh Damani is the current Chief Technology Officer at Real. Mr. Damani has served as Chief Technology Officer since January 2021. Mr. Damani joined Real in connection with Real’s acquisition of RealtyCrunch, a web and mobile platform for home buyers and real estate agents, where Mr. Damani had served as Founder and Chief Executive Officer since 2019.

The Real Brokerage Inc.	MD&A | For the Period Ended June 30, 2026	28

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

Abigail Lee - Chief Marketing Officer

Abigail Lee is the current Chief Marketing Officer of REMAX, where she leads REMAX’s global advertising, marketing, communications, events, product ownership and marketing, and brand partnerships. She is responsible for the strategic stewardship and evolution of the REMAX brand worldwide, overseeing integrated marketing strategy, digital and social innovation, public relations, and global brand governance. Ms. Lee has been with REMAX since 1998, when she joined as a Media Buyer/Planner, and has held a series of progressively senior roles across brand advertising, regional marketing, and media strategy. She was named Executive Vice President of Marketing, Communications and Events in 2024 and Chief Marketing Officer in 2026. A third-generation real estate agent and licensed broker, Ms. Lee brings both deep industry knowledge and decades of marketing leadership experience.

Alexandra Lumpkin - Chief Legal Officer

Alexandra Lumpkin is the current Vice President, Chief Legal Officer and Secretary for Real. Prior to joining Real in February 2023, Ms. Lumpkin served as in house counsel at Lennar Corporation from 2013 to 2023, most recently as Deputy General Counsel. Prior to transitioning to an in-house legal position, Ms. Lumpkin focused on securities and corporate governance matters at Greenberg Traurig, LLP and Holland & Knight LLP.

Leah Jenkins - Chief Accounting Officer

Leah Jenkins is the current Chief Accounting Officer of REMAX, responsible for REMAX’s SEC reporting, accounting, and financial reporting functions. She brings significant experience in public company reporting, technical accounting, and internal controls. Ms. Jenkins joined REMAX in 2016 and has held a series of progressively senior roles in financial reporting and technical accounting. Over the course of her tenure, she has led accounting and reporting efforts related to acquisitions and complex transactions and has played a key role in the implementation of major accounting standards. Prior to joining REMAX, Ms. Jenkins held accounting and reporting roles at MPLX LP and Red Robin Gourmet Burgers, Inc. She began her career in assurance services at Ernst & Young.

Directors and Corporate Governance

Directors

The following table is dated as of August 6, 2026, and provides information regarding the individuals who are expected to serve as directors of Real REMAX Group (the “REAL REMAX Group Directors” and each, a “Real REMAX Group Director”) after the closing of the Transaction. There are no family relationships among any of the Real REMAX Group Directors.

Name	Age	Independent
Tamir Poleg	50	No
Vikki Bartholomae	55	Yes
Erik Carlson	56	No
Guy Gamzu	60	Yes
Norman Jenkins	63	Yes
Larry Klane	66	Yes
Ken Pozek	41	No
Cathleen Raffaeli	69	Yes
Laurence Rose	57	Yes
Susanne Greenfield Sandler	41	Yes

Tamir Poleg

Mr. Poleg was first appointed to the Real Board in 2020 and serves as its Chair. Tamir Poleg is the cofounder and current Chief Executive Officer of Real, which was founded through a subsidiary in 2014. Prior to founding Real, Mr. Poleg founded and served as the Chief Executive Officer of Optimum RE Investments - a real estate company focused on multi-family investments and operations. Before shifting to real estate, Mr. Poleg served in executive sales and business development positions with several technology companies, focusing on wireless infrastructure development and deployment across multiple continents. With over 15 years of real estate experience, including serving as a construction manager, and 9 years of technology company experience, Mr. Poleg is considered an expert in real estate technology and is a member of Forbes Real Estate Council. Mr. Poleg holds a bachelor’s degree in economics and several real estate related accreditations. Mr. Poleg is being appointed to serve on the Real REMAX Group Board because of his extensive real estate and technology company experience, including as the founder of Real.

Vikki Bartholomae

Ms. Bartholomae was first appointed to the Real Board in 2021 and is a member of its Audit Committee and Nominating and Corporate Governance Committee. Prior to joining Real, Ms. Bartholomae served as Chief of Agent Success at Side from 2018 to 2020 and President at eXp Realty 2016 to 2018, where she helped the company grow from 500 agents to 15,000 agents in three years. Throughout her career, Ms. Bartholomae has also worked as a team leader and agent with Tarbell Realtors, Disney Vacation Development and Keller Williams. Ms. Bartholomae holds a master’s degree from Regent University. Ms. Bartholomae is being appointed to serve on the Real REMAX Group Board because of her extensive leadership experience working with real estate brokerages.

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Erik Carlson

Mr. Carlson has served as Chief Executive Officer of REMAX and as a member of the REMAX Board since 2023. He is an accomplished public company executive with more than 30 years of leadership experience. Prior to joining REMAX, Mr. Carlson spent 28 years with DISH Network Corporation, which was listed on NASDAQ, culminating in six years as President and CEO of the Fortune 200 company. Mr. Carlson is being appointed to serve on the Real REMAX Group Board because his extensive experience leading large-scale operations, driving strategic growth, and overseeing complex organizations brings valuable executive leadership and operational expertise to the Real REMAX Group Board.

Guy Gamzu

Mr. Gamzu was first appointed to the Real Board in 2020 and is the Chair of its Compensation Committee and a member of its Nominating and Corporate Governance Committee. Mr. Gamzu has served since 1998 as the Chairman of Cubit Investments Ltd., a privately owned investment company that he founded and that specializes in early-stage venture finance. Mr. Gamzu also serves as a director of a number of private technology companies, including Clear Cut Space Ltd., Moon Active Ltd., Spikenow Ltd., Vi Labs Ltd., Vyzer Ltd., Eyeclick Ltd., Atlas Invest Big Data Ltd. Mr. Gamzu is being appointed to serve on the Real REMAX Group Board because of his extensive investment and technology company leadership experience.

Norman Jenkins

Mr. Jenkins was first appointed to the REMAX Board in 2023 and is a member of its Compensation Committee and its Nominating and Corporate Governance Committee. Since its founding in 2009, Mr. Jenkins has served as President and Chief Executive Officer of Capstone Development, a company that develops and acquires hotels, multi-family properties and other classes of commercial real estate. Mr. Jenkins also served in a variety of senior leadership roles during his 16-year career at Marriott International, Inc. Mr. Jenkins has also held positions in finance and operations at McDonald’s Corporation. Mr. Jenkins currently serves on the boards of AutoNation (NYSE: AN) and Urban Edge Properties (NYSE: UE). He also served on the board of Duke Realty (NYSE: DRE) from February 2017 until its acquisition by Prologis, Inc. in October 2022 and on the board of New Senior Investment Group, Inc. (NYSE: SNR) from November 2020 through its acquisition by Ventas, Inc. in September 2021. He is a member of the Washington, D.C. Developer Roundtable and a former member of the Suburban Hospital Board of Trustees and the Howard University Board of Trustees. Mr. Jenkins is being appointed to serve on the Real REMAX Group Board because of his extensive experience in real estate and franchising as well as his experience on other public company boards.

Larry Klane

Mr. Klane was first appointed to the Real Board in 2020 and is the Chair of its Audit Committee and a member of its Compensation Committee. Mr. Klane is a Principal at Pivot Investment Partners, a private investment firm that he co-founded in 2014 and that is focused on investing in a select set of high potential financial technology companies. Prior to co-founding Pivot Investment Partners, Mr. Klane was the Global Financial Institutions Leader at Cerberus Capital. Before joining Cerberus Capital, from 2009 to 2012, Mr. Klane was the CEO of Korea Exchange Bank, a publicly traded bank in Korea. Mr. Klane also served as President of the Global Financial Services division of Capital One Financial Corporation, where he worked from 2000 to 2008, and was a Managing Director at Deutsche Bank and ran the Corporate Trust and Agency Services business acquired from Bankers Trust. In addition to the Real Board, Mr. Klane currently serves on the boards of Navient Corporation (Nasdaq: NAVI), which he joined in 2019, and Goldman Sachs Bank USA, a wholly owned subsidiary of Goldman Sachs Group, Inc. (NYSE: GS). Previously, Mr. Klane served on the Board of Bottomline Technology (USA) (from 2021), as Chairman of the Board of Korea Exchange Bank (from 2010 to 2012) and as a director of Aozora Bank, a publicly traded bank in Japan in which Cerberus Capital held a controlling interest. In 2007, Mr. Klane was nominated by the President of the United States to sit on the Federal Reserve Board of Governors. Mr. Klane received his MBA from the Stanford Graduate School of Business and earned his undergraduate degree from Harvard College. Mr. Klane qualifies as an audit committee financial expert under SEC rules. Mr. Klane is being appointed to serve on the Real REMAX Group Board because of his extensive experience serving on public company boards as well as his financial governance expertise.

Ken Pozek

Mr. Pozek was first appointed to the Real Board in 2026. In 2016, Mr. Pozek founded the Pozek Group, an Orlando, FL-based real estate company, where he leads a team of agents, creatives, and staff. In 2021, Mr. Pozek founded The Orlando Real, a media brand that reaches 5-7 million unique accounts monthly and has over 360,000 followers across YouTube, Instagram, TikTok, Facebook, and LinkedIn. Prior to founding the Pozek Group, Mr. Pozek was a real estate investor and appraiser in Detroit at Ken Pozek LLC, which he founded in 2003. Mr. Pozek is being appointed to serve on the Real REMAX Group Board because of his experience as a real estate agent entrepreneur.

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Cathleen Raffaeli

Ms. Raffaeli was first appointed to the REMAX Board in 2024 and is a member of its Audit Committee and its Compensation Committee. She serves as CEO and Managing Director of the Hamilton White Group and Soho Venture Partners Inc., two related syndicated investment and advisory firms. She has over 35 years of business management experience focused on growth, marketing, technology, and asset redeployments. She has also held board leadership positions for over 25 years and since 2018 she has served on the board of Aberdeen PLC, a $550 billion-dollar global asset manager, where she sits on the Remuneration Committee and the Audit and Risk Committee. She also chairs the boards of two subsidiaries of Aberdeen: Aberdeen Platform Limited and Elevate Portfolio Services Limited. She served on the New York Federal Loan Bank Board for 13 years, as well as numerous other boards including E*TRADE, Brookline College and JHPIEGO, a Johns Hopkins Global Health Initiative. Ms. Raffaeli is being appointed to serve on the Real REMAX Group Board because of her extensive experience in leading businesses through transitions and her broad financial industry experience.

Laurence Rose

Mr. Rose was first appointed to the Real Board in 2020 and is the Chair of its Nominating and Corporate Governance Committee and a member of its Compensation Committee. Since 2019, Mr. Rose has been with Tradelogiq Markets Inc., a CIRO member firm that is the operator of two lit marketplaces for trading Canadian listed securities and where he currently serves as Chairman, President and Chief Executive Officer. Mr. Rose also serves as President of the private investment firm Matchpoint Financial Corp. and was the founder of ADL Ventures Inc., a capital pool company that was the predecessor to Real. Mr. Rose spent over 11 years at global investment bank Cantor Fitzgerald and served as its Chairman, President and Chief Executive Officer of Cantor Fitzgerald Canada Corporation and Senior Managing Director of Cantor Fitzgerald & Co. Prior to joining Cantor Fitzgerald, Mr. Rose was founder and Chief Executive Officer of CollectiveBid Systems Inc. and its wholly-owned investment dealer subsidiary, CBID Markets Inc., which launched Canada’s first Alternative Trading System. His professional experience also includes positions with RBC Dominion Securities Inc., Dow Jones Markets Inc. and Bridge Information Systems. Mr. Rose is being appointed to serve on the Real REMAX Group Board because of his extensive background in the capital markets and technology sectors.

Susanne Greenfield Sandler

Ms. Sandler was first appointed to the Real Board in 2023 and is a member of its Audit Committee. Since 2024, Ms. Sandler has served as SVP and General Manager of Fintech at Mews, a fast-growing unicorn technology company that provides software and financial services to the hospitality industry. Prior to joining Mews, Ms. Sandler served as a strategic consultant and advisor to technology companies in the travel and fintech industries. From 2020 to 2022, Ms. Sandler served as General Manager of Apalon, a subscription mobile app business owned by IAC Inc. (NASDAQ: IAC). Prior to Apalon, from 2014 to 2020, she held various senior roles at Booking Holdings (NASDAQ: BKNG), including Vice President of Global Strategy. Since 2021, Ms. Sandler has been a member of the Supervisory Board and Audit Committee of HomeToGo, a vacation rental marketplace and software provider. Ms. Sandler graduated magna cum laude from the NYU Stern School of Business with a double major in finance and accounting. Ms. Sandler is being appointed to serve on the Real REMAX Group Board because of her extensive experience with other tech-enabled companies, as well as her experience on other public company boards.

Sharran Srivatsaa – Director Emeritus

Mr. Srivatsaa was first appointed to the Real Board in 2025 and will serve as a Director Emeritus of the Real REMAX Group Board, as described in further detail below. Mr. Srivatsaa has served as CEO and Managing Partner at Acquisition.com since March 2026, and President and Managing Partner at Acquisition.com from June 2025 to March 2026. From 2022 to 2025, Mr. Srivatsaa served as President of Real and oversaw Real’s growth, with a focus on agent attraction and education. In 2018, Mr. Srivatsaa founded Kingston Lane, a marketing software platform for real estate agents and brokers and Highland Prime, a private equity firm focused on helping leadership teams scale their businesses and exit. From 2014 until it was sold to Douglas Elliman in 2017, Mr. Srivatsaa was President at Teles Properties, a real estate brokerage. Earlier in his career, Mr. Srivatsaa held investment advisory and corporate strategy positions at Goldman Sachs and Credit Suisse.

As a Director Emeritus, Mr. Srivatsaa will not be a Real REMAX Group Director and will not serve on the Real REMAX Group Board in an official capacity. While he may join Real REMAX Group Board meetings on an advisory basis, he will not have the responsibilities, authority or fiduciary duties of an elected Real REMAX Group Director.

Board Committees

The board of directors of Real REMAX Group (the “Real REMAX Group Board”) will have three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The members of these committees will be independent under applicable Nasdaq standards and Rule 10A-3 of the Securities Exchange Act of 1934.

Audit Committee

The Audit Committee is expected to consist of Larry Klane as Chair and Vikki Bartholomae, Susanne Greenfield Sandler and Cathleen Raffaeli as members and will have the following key responsibilities:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing its independent registered public accounting firm;
●	discussing with its independent registered public accounting firm its independence from company management;
●	reviewing with its independent registered public accounting firm the scope and results of their audit;
●	approving all audit and permissible non-audit services to be performed by its independent registered public accounting firm;

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●	overseeing the financial reporting process and discussing the interim and annual financial statements that Real REMAX Group will file with the SEC with management and its independent registered public accounting firm;
●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;
●	monitoring the implementation and impact of new accounting policies;
●	overseeing the establishment of procedures for the confidential and/or anonymous submission and review of concerns regarding questionable accounting, internal controls, auditing matters, or anything else that appears to involve financial or other wrongdoing;
●	assisting the Real REMAX Group Board with oversight, approval, and recommendations regarding capital allocation including investment of cash, management of financial risks such as interest rate and currency risks and debt covenant compliance;
●	overseeing management of tax issues, including tax receivable agreements;
●	reviewing and approving related party transactions; and
●	overseeing the company’s risk management, including the company’s enterprise risk management program discussed above and efforts to mitigate cybersecurity risks.

The Audit Committee will review Real REMAX Group’s annual report and make recommendations to the full Board about its approval. The Audit Committee will review and approve Real REMAX Group’s quarterly reports and earnings releases for the first, second, and third quarters. Certain members of the Audit Committee will qualify as “Audit Committee financial experts” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

The Compensation Committee is expected to consist of Guy Gamzu as Chair and Laurence Rose and Larry Klane as members and will have the following key responsibilities:

●	reviewing and approving the compensation of Real REMAX Group’s executive officers and Directors;
●	overseeing compensation of other officers;
●	reviewing key employee compensation goals, policies, plans, and programs;
●	administering the Real REMAX Group Stock Incentive Plan;
●	reviewing and approving any employment agreements and other similar arrangements between the company and its executive officers;
●	reviewing the Compensation Discussion and Analysis and Compensation Committee Report that will be included in its proxy statements; and
●	engaging any compensation consultants.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is expected to consist of Laurence Rose as Chair and Vikki Bartholomae and Norman Jenkins as members and will have the following key responsibilities:

●	identifying and evaluating potential candidates for the slate of directors nominated for election by stockholders at annual meetings and for vacancies occurring on the Real REMAX Group Board from time to time and making recommendations to the Real REMAX Group Board regarding qualified individuals to be members of the board;
●	overseeing the organization of the Real REMAX Group Board to discharge its duties and responsibilities properly and efficiently;
●	developing and recommending to the Real REMAX Group Board a set of corporate governance guidelines and principles and reviewing portions of its code of conduct related to corporate governance; and
●	overseeing Real REMAX Group Board’s annual self-evaluation.

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SUPPLEMENTAL DISCLOSURES

Supplemental Disclosures to Management Information Circular

The following information supplements the Management Information Circular of Real dated July 9, 2026 (the “Circular”) and should be read in conjunction with the Circular, which is available at the SEC’s website at www.sec.gov and on SEDAR+ under the Company’s profile at www.sedarplus.ca, and which should be read in its entirety, including the annexes thereto. The information contained in this supplement is incorporated by reference into the Circular. All page references in the information below are references to pages in the Circular, and the terms used below have the meanings set forth in the Circular. The supplemental disclosures are identified below by bold, underlined text.

The disclosure on page 93 of the Circular contained within the entirety of the first full paragraph of the page is supplemented and replaced with the following:

On February 2, 2026, REMAX and Party D executed an NDA that allowed Party D to discuss with Party A regarding a potential transaction with REMAX and included a standstill provision that terminated automatically if, among other things, REMAX entered into a definitive agreement for the acquisition of a majority interest in REMAX.

The disclosure on page 129 of the Circular contained within the subsection titled “Publicly Traded Companies Analysis” starting with the text “Using information obtained from public filings…” and continuing through “… before taking into account certain share-based compensation, for the calendar year 2026 (referred to herein as the “FV/2026E Adjusted EBITDA Multiple”)” is supplemented and replaced with the following:

Using information obtained from public filings, public equity research analysts’ estimates and FactSet Research Systems as of April 24, 2026, J.P. Morgan calculated, for each selected company, and for Real and REMAX, the ratio of such company’s firm value (calculated as equity value, plus or minus, as applicable, net debt or net cash, including non-controlling interests and investment in unconsolidated subsidiaries, and referred to herein as “FV”) to the consensus equity research analyst estimates of such selected company’s adjusted earnings before interest, taxes, depreciation and amortization, before taking into account certain share-based compensation, for the calendar year 2026 (referred to herein as the “FV/2026E Adjusted EBITDA Multiple”). The results of the calculations are as follows:

Company	FV / 2026E EBITDA Multiple
Compass	11.2x
eXp	15.1x
Real (consensus)	20.5x
REMAX (consensus)	6.1x

The disclosure on page 130 of the Circular contained within the subsection titled “Discounted Cash Flow Analysis - REMAX” starting with the text “J.P. Morgan conducted a discounted cash flow analysis of REMAX…” and continuing through “… ranging from 1.0% to 2.0% to the unlevered free cash flows (post-SBC) of REMAX during the terminal year, based on the REMAX Projections” is supplemented and replaced with the following:

J.P. Morgan conducted a discounted cash flow analysis of REMAX using the unlevered free cash flows (post-SBC) that REMAX was expected to generate during calendar years 2026 through 2030 based on the REMAX Projections. J.P. Morgan calculated a range of terminal values for REMAX at the end of such period by applying perpetual growth rates ranging from 1.0% to 2.0% (which implied a terminal multiple range of 8.0x to 9.4x) to the unlevered free cash flows (post-SBC) of REMAX during the terminal year, based on the REMAX Projections.

Such perpetual growth rates were selected by J.P. Morgan based on its experience and professional judgment, taking into account the Projections and market expectations regarding long-term growth of gross domestic product and inflation.

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The disclosure on page 130 of the Circular contained within the subsection titled “Discounted Cash Flow Analysis - REMAX” starting with the text “J.P. Morgan then discounted the unlevered free cash flow (post-SBC) estimates…” and continuing through “… and (iii) implied offer price of $13.80 per share of REMAX Class A Common Stock based on an exchange ratio of 5.150x and closing price of Real Common Shares of $2.68 per share on April 24, 2026” is supplemented and replaced with the following:

J.P. Morgan then discounted the unlevered free cash flow (post-SBC) estimates and the range of terminal values to present value as of December 31, 2025, using a range of discount rates from 11.0% to 12.0%, which range was selected by J.P. Morgan based upon an analysis of the weighted average cost of capital of REMAX derived using the capital asset pricing model and J.P. Morgan’s professional judgment and experience. The present values of the unlevered free cash flow (post-SBC) estimates and the range of terminal values were then adjusted for REMAX’s net debt of approximately $320 million as of December 31, 2025, as set forth in REMAX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and dividing the result by the diluted number of shares of REMAX Class A Common Stock outstanding of approximately 39.9 million as of March 31, 2026 (calculated using the treasury stock method), as provided by REMAX management. This analysis indicated ranges of implied per share equity values for REMAX Class A Common Stock (rounded to the nearest $0.25) of approximately $10.50 to $14.00, as compared to the (i) unaffected closing price of REMAX Class A Common Stock of $6.56 per share on April 23, 2026, the Unaffected Date, (ii) closing price of REMAX Class A Common Stock of $7.99 per share on April 24, 2026, and (iii) implied offer price of $13.80 per share of REMAX Class A Common Stock based on an exchange ratio of 5.150x and closing price of Real Common Shares of $2.68 per share on April 24, 2026.

The disclosure on page 130 of the Circular contained within the subsection titled “Discounted Cash Flow Analysis - Real” starting with the text “J.P. Morgan conducted a discounted cash flow analysis of Real…” and continuing through “… ranging from 2.0% to 3.0% to the unlevered free cash flows (post-SBC) of Real during the terminal year, based on the Real Projections for Real” is supplemented and replaced with the following:

J.P. Morgan conducted a discounted cash flow analysis of Real using the unlevered free cash flows (post-SBC) that Real was expected to generate during calendar years 2026 through 2030 based on the Real Projections. J.P. Morgan calculated a range of terminal values for Real at the end of such period by applying perpetual growth rates ranging from 2.0% to 3.0% (which implied a terminal multiple range of 16.3x to 20.7x) to the unlevered free cash flows (post-SBC) of Real during the terminal year, based on the Real Projections for Real. Such perpetual growth rates were selected by J.P. Morgan based on its experience and professional judgment, taking into account the Projections and market expectations regarding long-term growth of gross domestic product and inflation.

The disclosure on pages 130 and 131 of the Circular contained within the subsection titled “Discounted Cash Flow Analysis - Real” starting with the text “J.P. Morgan then discounted the unlevered free cash flow (post-SBC) estimates…” and continuing through “… as compared to the closing price of Real Common Shares of $2.68 per share on April 24, 2026” is supplemented and replaced with the following:

J.P. Morgan then discounted the unlevered free cash flow (post-SBC) estimates and the range of terminal values to present value as of December 31, 2025, using a range of discount rates from 11.0% to 12.0%, which range was selected by J.P. Morgan based upon an analysis of the weighted average cost of capital of Real derived using the capital asset pricing model and J.P. Morgan’s professional judgment and experience. The present values of the unlevered free cash flow (post-SBC) estimates and the range of terminal values were then adjusted for Real’s cash and equivalents of approximately $50 million, non-controlling interest of approximately ($0.09) million and investments in unconsolidated subsidiaries of approximately $2.25 million, as of December 31, 2025, as set forth in Real’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and dividing the result by the diluted number of Real Common Shares outstanding of approximately 256.5 million as of March 31, 2026, as provided by Real Management and approved for J.P. Morgan’s use by REMAX. This analysis indicated ranges of implied per share equity values for Real Common Shares (rounded to the nearest $0.25) of approximately $2.50 to $3.00, as compared to the closing price of Real Common Shares of $2.68 per share on April 24, 2026.

The disclosure on pages 131 of the Circular contained within the subsection titled “Intrinsic Value Creation Analysis” starting with the text “J.P. Morgan conducted an illustrative implied intrinsic value creation analysis…” and continuing through “… The equity values in this analysis were calculated on a diluted basis” is supplemented and replaced with the following:

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J.P. Morgan conducted an illustrative implied intrinsic value creation analysis based on the REMAX Projections, the Real Projections, and the Synergies, as applicable, which compared the implied equity value of REMAX Class A Common Stock derived from a discounted cash flow analysis on a standalone basis to the implied equity value attributable to the holders of REMAX Class A Common Stock of the pro forma combined company, taking into account the Synergies, and assuming a blended Merger Consideration of $11.79 in shares of New Wildlife and $2.01 in cash per share of REMAX Class A Common Stock. J.P. Morgan determined the implied equity value of the pro forma combined company by calculating the sum of (i) the aggregate of the implied equity value of REMAX and the implied equity value of Real, in each case using the midpoint values determined pursuant to J.P. Morgan’s discounted cash flow analyses described above, plus (ii) the estimated present value of the Synergies of approximately $233 million (which were discounted to present value using a discount rate of 11.5% and applying a perpetual growth rate of 2.5%, which discount rate and perpetual growth rate represent the midpoints of the ranges of discount rates and perpetual growth rates, respectively, used in the Discounted Cash Flow Analysis - Real described above), less (iii) the Cash Election Consideration to be paid to holders of REMAX Class A Common Stock of approximately $80 million pursuant to the Merger Agreement, less (iv) transaction expenses of approximately $71 million, as provided by Real Management and approved for J.P. Morgan’s use by REMAX. J.P. Morgan determined the implied value attributable to the holders of REMAX Class A Common Stock by multiplying the implied equity value of the pro forma combined company by the pro forma equity ownership percentage of the combined company attributable to the existing holders of REMAX Class A Common Stock pursuant to the Mergers of approximately 40.6%, and adding to that the Cash Election Consideration to be paid to the holders of REMAX Class A Common Stock of approximately $80 million. This analysis indicated that, on an illustrative basis, the Mergers created hypothetical incremental implied value of approximately 24.3% to the holders of REMAX Class A Common Stock. There can be no assurance, however, that the Synergies, transaction-related expenses, and other impacts referred to above will not be substantially greater or less than those estimated by Real’s Management and described above. The equity values in this analysis were calculated on a diluted basis.

LEGAL PROCEEDINGS

Refer to Note 15 within the Financial Statements for a description of legal proceedings affecting the Company, of which Note 15 is hereby incorporated by reference.

CORPORATE INFORMATION

The Real Brokerage Inc. was incorporated under the laws of the Business Corporations Act (British Columbia) on February 27, 2018. Originally a capital pool company, Real completed a qualifying transaction on June 5, 2020, acquiring all of the issued and outstanding shares of Real Technology Broker Ltd., an Israel-based private corporation, and changed its name to The Real Brokerage Inc.

The Company’s principal executive office is located at 701 Brickell Avenue, 17th Floor, Miami, Florida, 33131 and registered office is located at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia, V6C 2B5, Canada.

Common Shares are listed and traded on the Nasdaq under the symbol “REAX”. The Company is a “reporting issuer” in all the provinces and territories of Canada. The Company qualifies as a foreign private issuer in the United States for purposes of the Securities Exchange Act of 1934, as amended.

ADDITIONAL INFORMATION

These documents, the Company’s Annual Information Form for the year ended December 31, 2025, as well as additional information regarding Real, have been filed electronically on Real’s website at www.onereal.com and are available on SEDAR+ under the Company’s profile at www.sedarplus.com and EDGAR under the Company’s profile at www.sec.gov.

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